UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_2_)

     Digital  Generation  Systems,  Inc.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

       253921100
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
           Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091 (Name, Address and Telephone Number of Person
     Authorized  to  Receive  Notices  and  Communications)

     November  30,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  2,524,752

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  2,524,752

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,752

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  17.2%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  PRIVATE  EQUITY  PARTNERS, LLC

     IRS  Identification  No.  of  Above  Person  06-1469967
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                          0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0%

14          Type  of  Reporting  Person  OO

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, no par value, of Digital Generation Systems, Inc. (the "Company"), a California corporation. The Company's principal executive office is located at 875 Battery Street, San Francisco, CA 94111.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation. The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of Dawson-Samberg are Messrs. Jonathan T. Dawson, Arthur J. Samberg and Amiel M. Peretz, the directors of Dawson-Samberg are Messrs. Dawson and Samberg and Ms. Sheila Clancy, and the controlling shareholders are Messrs. Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg") is deemed to be the beneficial owner of 2,524,752 shares of the Company's Common Stock by virtue of the Series A Convertible Preferred Stock (the "Shares") held by accounts for which it (or its principals) exercises investment discretion (the "Accounts"). The 2,524,752 Shares were purchased in a Private Placement directly from the Company @ $3.535 per Share for a total of $8,925,000. The funds for the purchase of Shares held by all of the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An affiliate of the Reporting Person currently serves on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 2,524,752. These shares, if converted, would represent approximately 17.2% of 14,646,984 shares of the Company's Common Stock which the Reporting Person believes would be outstanding if the Series A Convertible Preferred Stock owned by such Reporting Person was converted into Common Stock. Dawson-Samberg (or its principals) has the sole power to vote, direct the vote, dispose and direct the disposition of all of the 2,524,752 Shares beneficially owned by Dawson-Samberg. Pequot Private Equity Partners, L.L.C., which was a Reporting Person in the original filing of this Form does not currently have the power to vote, direct the vote, dispose and direct the disposition of any of the Shares beneficially owned by Dawson-Samberg and may no longer acquire such powers by terminating its agreement with Dawson-Samberg within 60 days. Therefore, this filing eliminates Pequot Private Equity Partners, L.L.C. as a Reporting Person. There have been no transactions in the securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None


     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


December  5,  1997

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer